EDULINK, INC.

                              450 N. Roxbury Drive
                                    Suite 602

                             Beverly Hills, CA 90210
                            Telephone: (310) 247-7800

                                                         May 11, 2000

Securities and Exchange Commission
Washington, DC 20549

         Re:      EduLink, Inc.
                  Form Type 10
                  File No.: 000-29953

Dear Sir/Madam:

         Please accept this letter as a request to withdraw the Form 10 filing for EduLink, Inc. noted with the above file number.

         We request that the Form 10 be withdrawn in order to avoid going effective by lapse of time within sixty days of the date filed pursuant to Securities Exchange Act of 1934 Section 12(g)(l). We have not yet completed our discussions with the Staff concerning issues raised by the Senior Counsel of the Division of Corporation Finance in her comment letter of April 24, 2000. The Form 10 will be re-submitted on the Edgar System in its entirety upon completion of these discussions and changes required thereby.

         We appreciate your cooperation in this matter and look forward to the re-submission of the Form 10 for our company.

                                                         Very truly yours,

                                                         EduLink, Inc.

                                                         /s/ Michael Rosenfeld
                                                         Michael Rosenfeld
                                                         Chief Executive Officer